RE:	Invesco Van Kampen Exchange Fund Preliminary Proxy Statement
Dear Mr. DiStefano:
     Thank you for your telephonic comments regarding the preliminary proxy statement filed by Invesco Van Kampen Exchange Fund (the “Fund”) on April 27, 2011 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Where changes were necessary in response to your comments, they are reflected in the Fund’s definitive proxy statement which will be filed under the Exchange Act via EDGAR on or about May 16, 2011.

Comment 1	Please add the phrase “During the Past Five Years” to the column headings entitled “Principal Occupation(s)” and “Other Directorships Held by Managing General Partner” in the table under “Information Regarding Managing General Partners”.
Response 1	The table has been revised as requested.
Comment 2	In the section entitled “Board of Managing General Partner Qualification, Diversity and Leadership Structure” please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each managing general partner should serve as a managing general partner.
Response 2	Disclosure regarding the specific experience, qualifications, attributes or skills of each managing general partner has been included as requested.

* * *
          In connection with the effectiveness of the definitive proxy statement, the Fund acknowledges that the disclosure included in the definitive proxy statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the preliminary proxy statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the definitive proxy statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301, Kevin T. Hardy at (312) 407-0641 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

2